

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Michael Quaid
Chief Executive Officer
Boomer Holdings Inc.
8670 W. Cheyenne Avenue
Las Vegas, NV 89129

> **Re: Boomer Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 5, 2020**
> **File No. 333-237087**

Dear Mr. Quaid:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No, 3 to Form S-1

Notes to Unaudited Condensed Consolidated Financial Statements
13. Subsequent Events, page 33

1. We note you disclose there are 139,213,311 common shares outstanding on August 4, 2020 which is more than the combination of common shares outstanding of 128,513,739 at April 30, 2020 and the 7,743,156 shares disclosed as issued on July 20, 2020. Please reconcile the difference in these amounts for us and provide disclosure of any other common stock issued after April 30, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Campitiello, Esq.